Exhibit 99.1

AuRico Gold Announces Inaugural Dividend Policy

(all amounts are in US dollars unless otherwise indicated)

Toronto: February 21, 2013: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") is pleased to announce that as part of the Company’s long-term strategy to maximize shareholder value, the Board of Directors has approved the implementation of a new, two-tiered dividend policy:

  In 2013, the Company will pay an annual dividend of $0.16 per common share (payable quarterly);

  In subsequent years, the quarterly dividend will be linked to operating cash flow1 (“OCF”), whereby the Company intends to pay out 20% of the OCF generated in the preceding quarter divided by the Company’s outstanding common shares at the time the dividend is approved;

  The first quarterly dividend ($0.04 per common share) is expected to be declared on March 25, 2013.

“We are very pleased that the transformation of AuRico has enabled us to introduce a regular quarterly dividend, supported by growing production at the Young-Davidson mine, expanding margins, declining capital requirements and a strong balance sheet. Linking the dividend to our cash flow stream will provide shareholders significant leverage to the growing production profile at the Young-Davidson mine, one of the most exciting, low cost mines to come into production in recent years,” stated Scott Perry, President and CEO. He continued, “With a commitment to delivering reliable, consistent and sustainable performance, the Company is well positioned to reward our shareholders this year through a peer-leading yield of approximately 2.5% and in subsequent years by returning a significant portion of the growing cash flow generated from our operations. The implementation of a meaningful dividend policy along with the completion of the recent $300 million share buyback program clearly authenticates our ongoing commitment to delivering shareholder value.”

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes advanced development opportunities in Canada and Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Scott Perry	Anne Day
President and Chief Executive Officer	Vice President, Investor Relations and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Certain information included in this news release constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, and El Chanate mine and may not perform as planned; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by the Company. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

1As reported in the Company’s financial statements.

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